November 18, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Michael Clampitt, Esq. Senior Counsel

Re:	Chino Commercial Bancorp
Registration Statement on Form S-1
Filed September 16, 2011, as amended November 18, 2011
File No. 333-176882

Dear Mr. Clampitt:

With respect to the above-captioned Registration Statement, Chino Commercial Bancorp, as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed pubic offering of the securities specified in the Registration Statement, and requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act, that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 P.M. Pacific Time (3:00 P.M. Eastern Time), on Tuesday, November 22, 2011, or as soon thereafter as possible.

In connection with the foregoing request for accelerated effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Securities and Exchange Commission
November 18, 2011

We would appreciate your communicating to us, via Nikki Wolontis of King, Holmes, Paterno & Berliner, as counsel to the Company, at (818) 701-0110, confirmation of the declaration of effectiveness of the Registration Statement.

Sincerely, /s/ Dann H. Bowman Dann H. Bowman President and Chief Executive Officer
cc:           Nikki Wolontis, Esq.